UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 101220 / September 30, 2024

ADMINISTRATIVE PROCEEDING
File No. 3-22222

In the Matter of **Atlas Financial Holdings, Inc.,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Atlas Financial Holdings, Inc. (CIK No. 1539894) ("AFHIF" or "Respondent").

II.

In anticipation of the institution of these proceedings, AFHIF has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, AFHIF consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), and to the findings as set forth below.

III.

On the basis of this Order and the Respondent's Offer, the Commission finds[1]:

1.   AFHIF (CIK No. 1539894) is Cayman Islands corporation located in Schaumburg, Illinois with a class of securities registered with the Commission under Exchange Act Section 12(g). As of July 30, 2024, the common stock of AFHIF (Symbol AFHIF) were submitted for publication on OTC Link ATS, on the Expert Market tier, which is operated by OTC Link LLC, whose parent company is OTC Markets Group Inc.

2.   AFHIF has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2022.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of the securities of Atlas Financial Holdings, Inc. (Ticker: AFHIF; CIK No. 1539894) registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of October 1, 2024.[2]

By the Commission.

Vanessa A. Countryman
Secretary

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[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2]   This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.